INVEST IN **NAP BAR INC.**

Invest in Rest: Fighting Sleep Deprivation


REST & RECHARGE
POWERED BY NAP BAR
SLEEP WALL OF FAME
NB VIRTUAL REALITY
The Future of Rest

napbarnow.com Houston, TX

Highlights

1. Secured 10-year contract at George Bush Intercontinental Airport in Houston, TX
2. Curated 10k+ rest experiences globally
3. Positioned to disrupt the fast-growing ($2B) global airport sleeping pod market
4. CEO + Founder is former Vice President of Strategy at Fortune 100 company

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Featured Investor



Douglas Medley
Syndicate Lead

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Invested $5,000

"I believe in Khaliah and her vision for helping people recharge. She has conducted research and gathered data to substantiate the need for Nap Bar. I'm deeply impressed by her passion and infectious energy when it comes to promoting healthy sleep habits and overall well-being. Moreover, she has strategically surrounded herself with a talented and dedicated team who share her commitment to excellence. Together, they will make a significant impact and improve countless lives!"

Our Team



Khaliah O. Guillory CEO + Founder

Professional napper and certified sleep coach. 25 years of industry experience. Oversaw $1B book of business in assets and 225 employees as VP at a Fortune 100 company. October 29 is Khaliah O. Guillory Day in Houston, TX.



Roger Cunningham Fractional CFO

Financial whiz. EY Entrepreneur of the Year (finalist). 45 years experience leading to the financing of multiple $100 million+ acquisitions. Financial management that grew sales volume from $16 - $42 million.



Bilal Aquil Business Advisor

Business guru. 25+ years of business management, investment advisory, and business financial forecasting.



LaMonica Love Legal Counsel & Business Consultant

Legal pro. 20 years experience in contract law and business consultant. As a



legal consultant to multiple Fortune 500 companies, she has led corporate mergers, and conducted legal diligence for multi-million dollar acquisitions.



Dr. Cwanza Pinckney Head of Infection Control

Infection control genius. 20 years experience Board Certified Physician and DJ. Curator of "theta" frequency brain waves soundscapes exclusive to Nap Bar.

We are solving the sleep deprivation epidemic one nap at a time.

WHY NAP BAR?

Picture this: You're a **business traveler** stuck in a never-ending layover or a **leisure traveler** craving a **peaceful escape** from the airport chaos. That's where we step in. And let's not forget about our hardworking **TSA agents, airport crew, and flight teams**—they deserve a break too!

Our wellness pop-ups have been a hit ever since our appearance at the **66th Annual GRAMMYs**. Celebrities loved it, signaling that we're definitely onto something special!

Our Competition



Minute Suites (pictured above) is the only major player in the industry who has monopolized the airport sleep space since 2009. **There is NO competition out there for them...*until now!!***

According to data, the company generates over **$16M in revenue... there's your proof of concept. *high five***

Their products/services are sufficient; however, we have a luxury concept that incorporates innovation.

Nap Bar's key differentiator (pictured below) is the ultimate **eco-friendly, luxury rest sanctuary** outfitted with cutting-edge **virtual reality** experiences designed for **exhausted travelers and airport staff** who enjoy the lap of luxury.


REST & RECHARGE
POWERED BY NAP BAR
REST INSIDE
SLEEP WALL OF FAME
NB VIRTUAL REALITY
The Future of Rest





Modern-day travel for the modern-day family or solo traveler. Travel doesn't have to be chaotic or stressful. Imagine a private place for mom to nurse, the other parent working, and the kids watching TV. Or, an entrepreneur facilitating a Zoom meeting in the privacy of their suite.

When you book using our **app**, you get to **pick** between the **'Beehive' suite**, showing love to Queen Bey, or the **NASA suite** for chilling out and diving into MetaSnooze™—our exclusive VR software that we own the license for.

Sports fan? We've got just the thing for you—kick back in our **'Champion' suite**, decked out with Astros gear to honor our World Series champs. Plus, check out the **'Bayou City' suite** with cool murals from **local artists showcasing Houston's diverse** vibes.

As we **scale**, the themed suites will reflect the culture and vibe of the city we are located in.


The Experience:
1. Check in with comfort Concierge
2. Taste – Raw Juice Shot
3. Sight – Mood lighting & VR experience
4. Smell – Pillow Mist
5. Touch – Rest in organic bed
6. Wake up feeling rejuvenated
7. Shower
8. Relax or Work

The experience is unmatched. We're all about keeping it **safe and comfy with hospital-grade infection control and security measures**. It's all about napping, resting, meditating, and practicing mindfulness. The zen-like space has access to secure Wi-Fi to Netflix and chill, or catch up on emails!!!


Say hello to the future of wellness


BACKED BY SCIENCE +
ENGAGES ALL 5 SENSES
TOUCH
Organic Sheets, Pillow + Mattress
TASTE
Raw Juice Shots
SIGHT
Virtual Reality
SMELL
Pillow Mist
HEAR
Brain Waves

Our company's ethos revolves around turning **sustainable rest into sustainable productivity**. Our approach to rest is rooted in science and designed to engage all your senses, making sure you can recharge to the max.


Private Eco-Friendly Suites
Outfitted with organic mattresses & sheets + low VOC paint reducing exposure to harmful chemicals
Virtual Reality
Immersive VR experiences allowing travelers to escape to different worlds and guided meditation journeys
Wellness Services
Bedtime ritual sessions, jetlag techniques, and aromatherapy to help travelers destress & revitalize
Affordable Luxury
Freshen up before or after your rest with access to clean, modern showers
Serene Workspaces
Well-equipped workspaces with live, green, plants so travelers can focus on their work in a peaceful environment


Studies show indoor plants increase productivity, mood, and reduces mental fatigue and stress

Our Story

Ever tried catching some Z's in your car during lunch or dealt with those uncomfortable airport seats on a trip? That's the exact scenario of how our founder, Khaliah O. Guillory dreamt up the idea of Nap Bar.


The Evolution of Nap Bar
In 2018, Khaliah, our fearless founder, was grinding it out in corporate, clocking 80+ hours a week and jet-setting 75% of the time. Little did she know, she was sleep-deprived.
She was just over it – tired of snoozing in her car and trying to get work done in those half-private spaces in airport lounges to get some work done.
While diving into research, she came across a NASA study that was an eye-opener. Turns out, a 26-minute nap can skyrocket productivity by up to 34% and ramp up alertness by a whopping 54%!!!
Meet Nap Bar... an eco-luxury rest sanctuary for travelers and airport personnel to rest. Innovative, right?!

Source

After bootstrapping **$200,000**, Guillory has secured a **10-year contract** to open Nap Bar's flagship location at Bush Intercontinental Airport in Houston, Texas.

Khaliah's all about intentional moves, which is why she's rolling out a Revenue Share round. She knows the power of comm**UNITY**, and this move lets everyone potentially grow wealth while supporting Nap Bar's reach across airports, hospitals, sporting venues, and colleges. Plus, you get a potential return on investment, all while backing a **minority-owned business**.

When you invest in Nap Bar through Wefunder, you're not just making a financial move; you're **joining a movement to revolutionize global wellness** with cutting-edge innovation and technology. It's your chance to leave a lasting **legacy** and contribute to solving the widespread issue of sleep deprivation.

Returns not guaranteed

Celebrities can't get enough

Our wellness pop-ups have been blowing up ever since we rocked the **66th Annual GRAMMYs**. **Celebrities** couldn't get enough of the experience, showing us we're definitely onto something huge!


NAP BAR AT THE GRAMMYS
"This is wonderful. I'm incredibly jet lagged so this was great!"
-Rufus Wainwright

Traction

We've been gaining **significant** traction since our launch in 2019, with year-over-year growth.



April
Idea of Nap Bar Born
November
Retired from
Corporate America
March
Closed Due to COVID
May
Secured Partnership with WNBA
May
Invention of White-
Label Better Sleep Box
March
Debut MetaSnooze™ at SXSW
August
10-Year Contract Awarded by
City of Houston
October
90-day Pilot at Harris Health Center
SXSW
February
Activation at VIP Artist Lounge
at the GRAMMYs
2018
2019
2020
2021
2022
2023
2024
January
Formation of Nap Bar
March
Pop-Up at IAH – United Terminal E
April
5-month Beta Test
(collaboration with UT Health, 3 MVPs)
November
Storefront Grand Opening Galleria Mall
Secured Partnerships with Mercedes-
Benz & West Elm
February
Beta Test MetaSnooze™
December
Relaunch Pop-Up Model
January
10k Rest Experiences Globally
February
Secured Community
Partnership with lululemon

We own the license for MetaSnooze™, our exclusive VR experience.

Even though Nap Bar had just been up and running for five months before the pandemic hit, Khaliah didn't let that stop her. She embraced the **power of adapting**, curating virtual reality experiences, and a custom Better Sleep Box to **champion mental health and mindfulness.**



10,000+
REST EXPERIENCES

Hear why our partners & customers love us



Nap Bar x WNBA x lululemon
Watch later
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SLEEP
LIKE A
CHAMPION
BROUGHT TO YOU BY NAP BAR
WNBA
MEDICAL
CLINIC
Watch on YouTube

[Watch the full video Dr. Melita Moore, Team Physician, WNBA]



COLLABORATIONS & PARTNERSHIPS
WNBA
west elm
ALTO
Mercedes-Benz of
Houston Greenway
SXSW

Did we mention that lululemon has signed on as our uniform sponsor...WOOT-WOOT!!!



Customer testimonial
Watch later
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Watch on YouTube

Watch customers rave about their MetaSnooze™ VR experience



The Dream Team provides...
White-Glove Experience.
5-Star reviews on Google
Holistic Approach to Rest.
We practice mindfulness to reduce mental stressors
Restorative Sleep & Rejuvenation.
We are recharged by delivering results
"Stay Woke and take a Nap! I absolutely loved the experience at the Nap Bar! What impressed me the most was the service, care, and attention to detail. From the private dressing/bathroom, the quality of the pajamas, the cleanliness of the nap pods, and the incorporation of health/wellness made it a well rounded experience. The music helped me relax and be at rest for 26 minutes of bliss. I highly recommend that you take the time out to experience a nap and support this local small business! Thank you for being innovative and promoting wellness in the City of Houston and worldwide! I'm woke because I took a Nap at the Nap Bar!"
"Nap Bar was everything I needed and more! My stress level was high prior to my visit and I needed to decompress. I was impressed by the all organic amenities and cleanliness that provide a high level of comfort. My nap was peaceful and energy charging! I will definitely be returning soon."
"Naps are the best ways to re-energize yourself in the middle of the day. The environment was completely comfortable. From the clean, non-toxic, organic atmosphere of the sleeping cabins to the organic crisp sheets. Headsets were provided for you to listen to beta waves helping you drift into a deeper sleep."
"I can't say enough great things about this place! Amazing customer service. Bed is very comfortable, I was soooo relaxed after leaving there. What an amazing concept. The icing on the cake...... they have showers and PJs for the ultimate relaxed nap experience. Get the lavender scent for your pillow. I loved it."
Sleep
Nap Bar led to my best sleep the whole week!
6 hr 39 min

At Nap Bar, our **comfort concierges** are experts at creating the perfect rest experience. You can relax and feel at home, even when you're away from home while traveling.



Mad love from the press



Nap Bar™ was curated to provide rest sanctuaries for sleepy humans to rest, relax and rejuvenate.
Forbes
culturemap HOUSTON
WHO NEEDS A NAP?
Houston sleep star pampers Grammy Awards A-listers with super snooze swag
Face-to-Face: Nap Bar owner doesn't sleep on her goal to raise awareness on rest
HOUSTON BUSINESS JOURNAL
Meet The Black Woman 'Selling Sleep' To Help You Work Better
ESSENCE
Houstonia.
This Rice Village Business Wants to Bring Naptime Back
BISNOW
Would You Pay $32 To Nap? This Retailer Is Betting You Will
From nap research to diversity and inclusion, this entrepreneur is making Houston workers more productive
innovationmap



Scalable business model & projections



$2T GLOBAL WELLNESS ECONOMY MARKET GROWING AT 10% CAGR
WELLNESS



Nap Bar at the intersection of rest to dominate the market



Global Wellness Economy
$2T
Global Virtual Reality
$60B
NB NAP BAR
Global Airport Sleeping Pod
$2B

Global virtual reality is expected to grow at a CAGR of 15%, global wellness CAGR of 12%, and sleeping pods at a CAGR of 5%, respectively.

Source: ***Global Wellness Institute***, ***Grand View Research***, ***SkyQuest***


Approximately 4.5M travelers in the terminal per year

Travel is blowing up, with millions of folks jetting through airports daily. And guess what? Terminal D, where Nap Bar is at, is projected to welcome a staggering 4.5 million travelers every year.


REVENUE MODEL
MEMBERSHIPS
CONSUMERS
CORPORATIONS
(Pop-Ups)

We've got a **three-pronged strategy** to bring in revenue. We're sticking with our B2B pop-up gigs, hitting up **colleges, convention centers, and corporate hubs** in our lineup for this model.


PROJECTED TO MAKE
$400k per location
93%
Gross Margin


We have secured a LOI with another major international airport.
2024
400k
EBITDA 21%
2025
720k
EBITDA 37%
2026
1.3M
EBITDA 64%

Future projections are not guaranteed

This letter of intent (LOI) will be our launch pad for growth. We predict we will get $400k from this first contract (based on 4.5M travelers per year of which we will transact 5k) and four revenue streams (naps, VR sales/rentals, lululemon merchandise sales, and strategic partnerships). In year two, we predict opening an additional location in a new airport. This would give us $720k from both the new location plus 10% growth in our existing location. In the third year, we plan to open a third location in another airport.

This is a wild graph!!!

In just **three years**, operating in three major airports with **conservative** estimates across the board, Nap Bar is on track to become a million-dollar company with **positive EBITDA and impressive 93% margins**. And here's the kicker: these projections don't even include expansion into other verticals like hospitals and sporting venues. YOW!! Talk about hitting a home run!! 🤯

The primary revenue will include:

- Suite & shower rentals
- Wellness services
- VR headset sales & rentals

- Merchandise (exclusive lululemon nap swag, white-labeled Better Sleep Box)
- Strategic partnerships (product placement)
- Our diversified revenue streams cater to various travelers' preferences and desires

Forward-looking projections cannot be guaranteed


Early bird: Get 2x return on your investment while contributing to our mission of creating a more restful world

By investing in Nap Bar through Wefunder, **you'll be backing a grassroots, bootstrapped, and innovative business.** We're thrilled to introduce a new revenue-based lending approach where investors can expect a **2x return** (early bird) on their investment within a targeted **5-year repayment period.**

Early Bird Investors will receive a 2x return on their investment while other **Investors will receive a 1.5x return on their investment.**

The company will **repay 3% of the previous quarter's revenue** to investors until we have returned 1.5x (2x Early Bird) your initial investment.

Early Bird Example: $10,000 today yields $20,000 in 4-6 years.


We are raising $500,000 from our community
YOUR RETURN
Early bird:
2x ROI
Public:
1.5x ROI
in 5 years*
The first 100 investors to invest a minimum of $2,500 will receive $20 off 5 rides and Alto Annual Membership.
*Returns not guaranteed
MetaSnooze V3 $10,000
RFP Bids $10,000
Working Capital $70,000
Marketing $10,000
Investment Plan $500,000
Buildout Airport $400,000

In the event of **accelerated company revenue**, you may receive your **2x** investment sooner. On the flip side, if revenue growth is slower, the repayment period could extend.

Conservative - 6 years

*Target - 5 years

Aggressive - 4 years

We're tentatively planning to start construction in Summer 2024, with the grand opening slated for Fall 2024. Repayment is expected to commence in Q2 2025.

Join the Dream Team in funding a rest sanctuary located in one of the **busiest airports in the country!**

Learn more about Revenue Share Crowdfunding **here**.

Construction and repayment schedules are subject to change.

This raise will be solicited through Wefunder. **The minimum amount we need to raise to access funds is $50k.**

Returns not guaranteed


Don't snooze on these perks

FIRST 100 INVESTORS WHO INVEST $2,500 OR MORE WILL RECEIVE A COMPLIMENTARY ALTO ANNUAL MEMBERSHIP & $20 OFF 5 RIDES!!!*

Learn more about Alto Luxury Rideshare **here**.


Investor Perks
$500
VIP
VIP Pass for exclusive "behind the scenes" access to Nap Bar build-out
$1,000
Silver Passport
VIP perks + Restorative Sleep eBook
Complimentary nap or VR experience (up to 60 minutes) per year
10% discount on every visit*
$2,500
Silver+ Passport
Silver perks + 12% discount on every visit*


$5,000
Gold Passport
Silver+ perks + (2) VIP tickets to attend the ribbon cutting ceremony hosted by founder and the Dream Team
15% discount on every visit
$10,000
Gold+ Passport
Gold Passport perks + (1) lifetime membership at IAH*
(1) premium merchandise gift per year
20% discount on every visit
$25,000
Platinum Passport
Gold+ perks + (1) lifetime membership at IAH*
Featured in Virtual Reality experience credits
25% discount on every visit
$50,000
Platinum+ Passport
Platinum perks + private tour by founder of Nap Bar with you and 4 friends*
30% discount on every visit
*see attachment for details


$100,000
Black Passport
Platinum+ perks + Naming Rights to (1) Custom Suite*
Name a candle*
45-minute wellness keynote (in-person or via Zoom) or dinner on us hosted by founder + Dream Team
(1) lifetime membership at IAH and future locations*
(1) premium merchandise gift per year
35% discount on every visit*
*see attachment for details


Vision for future:
To be everywhere sleepy humans are


Projected Verticals
UNIVERSITY OF
Colleges & Universities
Corporations
Sport Venues
Voters approve $2.5B Harris Health bond issue to renovate, expand LBJ hospital and clinics
Healthcare

We predict...


Demand will outweigh supply


1 in 3 Americans
are sleep deprived

In today's fast-paced world, globetrotters and business pros are on the lookout for innovative ways to make the most of those **layovers or flight delays**. They crave restful experiences that not only recharge them but also make those idle moments count.


What do travelers truly value?
The Transforming Airport Revenue Landscape
Premium shopping and dining remain top but are falling, lounge and transport options are catching up, new experiences now account for 20% and continue to grow
Gen Z Millennial Overall
Change on 2021 (Overall)
↑10%
↑3%
↑8%
↑2%
↑6%
↓10%
↓14%
↓13%
↑6%
↑17%
Luggage collection / delivery
Airport transfers
Airport parking
Fast track services
Lounge access
Private dining experience
Private shopping experience
Wellness and grooming
Electronic gaming centre
Sleep suite / pods
Airport Dimensions

Guess what travelers are really after? **According to a recent survey, sleep suites top the list**, beating out private dining, shopping, lounge access, and even gaming.


The need for increased availability of wellness services at airports is clear, but accessibility remains a challenge.

Nap Bar is reinventing an industry in the same way as the most impactful disruptors of our era


UBER
$95B market cap
Revolutionize travel by introducing a convenient, accessible, and reliable way for people to get around, transforming how we think about transportation.
airbnb
$102B market cap
Provide accommodation options, offering unique stays and personalized experiences that change the way people explore and connect with destinations.
NB
Luxury rest sanctuary with dedicated space for rejuvenation, promoting mental and physical well-being through the power of rest.

Giveback initiative

Each year, Nap Bar proudly partners with the Cynthia A. Guillory Foundation and sponsors the Giving Tree Initiative. In 2023, this collaboration, along with generous donors, made it possible to take deserving students from an **underserved community** in Houston, TX, on an all-expense-paid senior trip to Belize. The previous year, the giveback **initiative** treated **40 fourth graders** to a **holiday shopping spree, each receiving $500 to 'shop til they dropped!** Being a part of these moments is something we will forever cherish and be grateful for.

Watch the Fox News interview of the giveback

The Dream Team: We make resting cool


THE DREAM TEAM
Khaliah O. Guillory
CEO + Founder
Dr. Cwanza Pinckney
Head of Infection Control (M.D.)
LaMonica Love
Legal Counsel
Roger Cunningham
Business Advisor
Bilal Aquil
Fractional CFO
Andrew Buchan
Executive Coach
Dr. Mary Stone
Advisor
Antanique Landry
Sleep Ambassador
Sara Selber
Advisor
Jorge Vargas
Engineer
Devon Fanfair
Advisor
Fred McGhee
Advisor
David Veasley
IT/Web Developer
Courtney Tucker
Social Media Manager
Robyn James
Social Media Manager

NOTHING BUT GRATITUDE

We are oozing with an immense amount of gratitude for all the investors out there considering Nap Bar for their next investment move. We truly appreciate your support!!!

Corporate founding partners

Hey Corporate Founding Partners! Want to get your **brand** in front of around 4.5 million travelers each year? How about adding some **health and wellness perks** for your **frequent flyer employees**?

Interested in equity investment? Let's talk!!!

Book a discovery call **here**.

Downloads

wefunder passport perks.docx.pdf

Nap Bar - Wefunder Revenue Share Calculator - Wefunder Revenue Share Calculator (1).pdf